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                            March 11, 2024

       William Shea
       Senior Vice President, Treasurer and Chief Financial Officer 1-800-FLOWERS.COM, Inc.
       Two Jericho Plaza, Suite 200
       Jericho, NY 11753

                                                        Re: 1-800-FLOWERS.COM,
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 2, 2023
                                                            Item 2.02 Form 8-K
Filed August 31, 2023
                                                            File No. 000-26841

       Dear William Shea:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 2, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal 2023 Results, page 22

   1. You present and discuss non-GAAP measures in various places without presenting and discussing the
comparable GAAP measures for the same periods with equal or greater prominence. For
example, adjusted EBITDA is presented and discussed in two places on page 22 of your Form
10-K without presenting and discussing net income (loss) for the same periods. In
addition, the headline earnings section of your Item 2.02 Form 8-K filed
                                                        August 31, 2023
presents adjusted net income, adjusted net income per share, adjusted
                                                        EBITDA and free cash
flow without presenting net income (loss) or net cash provided by operating activities
for the same periods. Free cash flow is then presented again in the
                                                        Fiscal Year 2023
Highlights without net cash provided by operating activities being presented. Also, no
reconciliation from net cash provided by operating activities to free cash flow is included
in the Form 8-K. Please revise your disclosures accordingly. Refer to Question 102.10(a)
of our Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations and
Item 10(e)(1)(i) of Regulation S-K. In your Annual Report to
 William Shea
1-800-FLOWERS.COM, Inc.
March 11, 2024
Page 2
         Shareholders, please also present net cash provided by operating activities, since free cash flow is presented in the letter to shareholders, and reconcile from net cash provided by operating activities to free cash flow. Refer to Rule 100(a) of Regulation G.
2. You present and discuss several pro forma measures throughout your filing, which do not appear to be pro forma measures, as contemplated in Article 11 of Regulation S-X. Please retitle these measures to better reflect what they actually represent and do not refer to them as being pro forma measures. If any of these measures are non-GAAP measures, also provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question
         100.05 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769, if you
have any questions.



FirstName LastNameWilliam Shea                                 Sincerely,
Comapany Name1-800-FLOWERS.COM, Inc.
                                                               Division of
Corporation Finance
March 11, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName